SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Savings & Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN

By: Regal-Beloit Corporation Savings and Protection Plan Administrative Committee and Plan Administrator

Kenneth F. Kaplan — July 5, 2002

Fritz Hollenbach — July 5, 2002

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

TABLE OF CONTENTS

All other schedules are omitted because they are inapplicable.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Regal-Beloit Corporation Savings and Protection Plan:

We have audited the accompanying statement of net assets available for benefits of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

Milwaukee, Wisconsin
July 5, 2002

Explanation Relating to Not Having Consent of Former Independent Accountants

In 2002, the Plan dismissed Arthur Andersen LLP ("Andersen") as their independent public accountants. Our statement of net assets available for benefits and the related statement of change in benefits as of and for the year ended December 31, 2000 included in this 11-K have been audited by Andersen as stated in their report dated May 4, 2001, which is included herein. Such Form 11-K is incorporated by reference into a registration of Regal-Beloit Corporation on Form S-8. After reasonable efforts, we have been unable to obtain Andersen's consent to the incorporation by reference into such registration statement on Form S-8. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file this Form 11-K without consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors may not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy claims (including Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

Report of Independent Public Accountants

To the Plan Administrator of the
Regal-Beloit Corporation Savings and Protection Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net asset available for plan benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 4, 2001

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments, at fair value:		
Mutual Funds/Common Collective Trust	$4,766,423	$4,344,774
Investment in Master Trust	652,179	675,128
Participant Loans	188,128	233,007
Total investments	5,606,730	5,252,909
Receivables:		
Participants' contributions	6,463	22,348
Employer contributions	48,265	48,265
Accrued interest and dividends	10,502	10,612
Total receivables	65,230	81,225
Total assets	5,671,960	5,334,134
LIABILITIES		
Due to Brokers	-	2,242
NET ASSETS AVAILABLE FOR BENEFITS	$5,671,960	$5,331,892

See notes to financial statements.

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to net assets attributed to:		
Employer contributions	$ 83,350	$ 89,550
Participant contributions	404,174	428,289
Participant rollovers	26,121	4,581
Net appreciation (depreciation) in fair value of investments	52,787	(46,386)
Interest and dividend income	172,861	158,243
Total additions	739,293	634,277
Deductions from net assets attributed to:		
Benefits paid to participants	392,749	167,843
Administrative fees	6,476	10,416
Total deductions	399,225	178,259
NET INCREASE	340,068	456,018
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	5,331,892	4,875,874
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$5,671,960	$5,331,892

See notes to financial statements.

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General - The Plan is a defined contribution plan and covers substantially all full-time bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions of the Regal-Beloit Corporation (the "Company") who are 18 years of age and have completed at least 6 months of service.

Plan Administration - Marshall & Ilsley Trust Company (the "Trustee") is trustee and custodian of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

Contributions - Company contributions were $460 and $450 for 2001 and 2000, respectively, for each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31 of each year. A partial contribution of $230 for 2001 was made for one employee who completed at least one-half year of credited service but less than one full year of credited service. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Company's annual contribution is fixed by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO, Local 899 U.A.W. International Union United Automobile, Aerospace and Agricultural Implement Workers of America and the Company. The contribution is recorded as an increase in participants' equity on an accrual basis based on service performed during the Plan year. Annual amounts are contributed to the Plan on or about August 1.

The Company contributed $430 and $400 on or about February 1 for each Velvet Drive Transmission employee, provided they had been an employee of the Company for the past 12 months as of December 31, 2001 and 2000, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Plan allows participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 20% of total compensation.

Participant Accounts - Individual participant accounts are maintained to receive Company and participant contributions. The Plan earnings, net of Trustee expenses, are allocated to each participant on each business day based on the individual participant's account to the total of all participants' accounts.

Vesting - Participants at all times have a fully vested interest in their individual accounts.

Benefit Payments - Distribution of participants' accounts can be made upon termination, disability, death, retirement, or financial hardship. Benefits paid consist of the participants' account balance plus any voluntary contributions together with all earnings.

Investment Options - Participants were able to direct their contributions in 10% increments into any of the following investment options during the periods shown.

M&I Stable Principal Fund - Amounts allocated to this fund are invested in the M&I Stable Principal Fund, a common collective trust whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Trust primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

Marshall Large-Cap Growth and Income Fund - Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and that have a history of stable earnings and/or growing dividends.

Regal-Beloit Company Stock Fund - Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests in Regal-Beloit Corporation common stock and Marshall Money Market Fund. Investments in, sales of, and reinvestment in Company stock are made on the open market, from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan administrator.

Marshall Intermediate Bond Fund - Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. government securities.

Fidelity Balanced Fund - Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

Strong Opportunity Fund - Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

Investments in the M&I Stable Principal Fund, Marshall Large-Cap Growth and Income Fund, Regal-Beloit Company Stock Fund, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

Participant Loans - The Plan permits a participant to borrow up to 50% of his or her account balance up to a maximum of $50,000. These loans bear interest at the prevailing market rate (ranging from 5.0% to 10.5% as of December 31, 2001) and generally must be repaid within five years unless the loan is used for acquisition of primary residence, in which case the term may be extended.

Plan Termination - The Plan is defined by the collective bargaining agreement between Local Union 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company dated December 1, 1989, and may not be materially modified or terminated by the

Company without negotiation with the Union. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investments - Investment purchases and sales are recorded on trade date. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

Net Appreciation (Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses - The Plan pays all administrative expenses.

3. INVESTMENTS

Investments are stated at fair value except for M&I Stable Principal Fund (see Note 5) as determined by the Trustee by reference to published market data. The Plan provides for investments in a common collective fund, mutual funds and Company stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The following presents investments that represent five percent or more of the Plan's net assets. All investments are participant directed.

	December 31,	
	2001	2000
M&I Stable Principal Fund*, 2,034,665 and 1,992,558 shares, respectively	$2,034,665	$1,992,558
Strong Opportunity Fund, 29,721 and 21,166 shares, respectively	1,167,745	896,384
Fidelity Balanced Fund, 53,225 and 46,742 shares, respectively	793,049	710,007
Regal-Beloit Company Common Stock Fund*, Master Trust, 27,253 and 36,718 units, respectively	652,179	675,128
Marshall Large-Cap Growth and Income Fund*, 38,903 and 38,224 shares, respectively	531,410	601,266

*Represents party-in-interest

During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Net appreciation (depreciation) in fair value of investments:		
Mutual Funds	$ (142,322)	$ 19,855
Master Trust	195,109	(66,241)
Net appreciation (depreciation) in fair value of investments	$ 52,787	$ (46,386)

4. **INVESTMENT IN MASTER TRUST**

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31, 2001 and 2000 is as follows:

	2001	2000
Regal-Beloit Corporation Common Stock	$ 12,938,147	$ 11,077,280
Marshall Money Market Fund	151,880	139,921
Accrued income	70,150	77,191
Total assets of the Master Trust	$ 13,160,177	$ 11,294,392

Allocations of assets of the Master Trust to participating plans as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$ 6,079,206	46.19 %	$ 5,349,084	47.36 %
Regal-Beloit Corporation Profit Sharing Plan	5,353,836	40.68	4,628,023	40.98
Regal-Beloit Corporation Savings and Protection Plan	652,179	4.96	675,128	5.98
Marathon Electric Salaried Employees' 401(k) Savings Plan	826,793	6.28	510,127	4.52
Marathon Electric Hourly 401(k) Savings Plan	248,163	1.89	132,030	1.16
Total Assets of the Master Trust	$ 13,160,177	100.00 %	$ 11,294,392	100.00 %

At December 31, 2001, the Master Trust held 593,493 shares of Regal Beloit Corporation Common Stock.

Master Trust income (loss) for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Investment income (loss):		
Interest and dividend income	$ 301,031	$ 319,695
Net appreciation (depreciation) in fair value of Regal-Beloit Corporation common stock	3,039,231	(2,244,427)
Total Master Trust income (loss)	$3,340,262	$(1,924,732)

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates are reset daily. The crediting interest rate for the investment contracts as of December 31, 2001 and 2000 were 5.55% and 6.45%, respectively. The average yield of the investment contracts for the years ended December 31, 2001 and 2000 was 5.55% and 6.36%, respectively. There are no limitations or guarantees on the contracts.

6. INCOME TAX STATUS

The Plan is a prototype plan and has received a favorable determination letter from the Internal Revenue Service dated January 20, 1993, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the last tax determination letter. However, in the opinion of the Plan administrator, the Plan remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company will be adopting an amended prototype benefit plan in 2002.

7. RELATED PARTY TRANSACTIONS

Plan assets are invested in mutual funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	As of December 31,	
	2001	2000
Modified Cash Basis Form 5500	$5,617,232	$5,261,279
Contributions Receivable	54,728	70,613
Net assets per Statement of Net Assets Available for Benefits	$5,671,960	$5,331,892

	For the Year Ended December 31,	
	2001	2000
Contributions per modified Cash Basis Form 5500	$529,530	$516,158
Changes in Contributions Receivable	(15,885)	6,262
Contributions per statement of Changes in Net Assets Available for Benefits	$513,645	$522,420

9. SUBSEQUENT EVENTS

The following amendments were made by the Company after year-end to comply with the new federal amendments. Some of the significant amendments include the following:

- Increase in the annual amount an employee may defer to their 401(k) plan.
- Increase in the total compensation that can be considered when determining retirement benefits.
- The maximum benefit limits under Section 415 of the Code have been increased to the lesser of $40,000 or 100% of compensation for defined contribution plans.

* * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2001

Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund	$2,034,665
Strong Funds	Strong Opportunity Fund	1,167,745
Fidelity Funds	Fidelity Balanced Fund	793,049
Regal-Beloit*	Regal-Beloit Company Common Stock Fund	652,179
Marshall & Ilsley*	Marshall Large-Cap Growth and Income Fund	531,410
Marshall & Ilsley*	Marshall Intermediate Bond Fund	239,554
Loans*	Loans to Participants (interest rates ranging from 5% to 10.5%)	188,128
TOTAL ASSETS HELD FOR INVESTMENT		$5,606,730

*Party-in-interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-48789 of Regal-Beloit Corporation on Form S-8 of our report dated July 5, 2002, appearing in this Annual Report on Form 11-K of Regal-Beloit Corporation Savings and Protection Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin

July 9, 2002